Exhibit (a)(1)(ii)

MGM MIRAGE EXCHANGE OFFER
ELECTION FORM

Employee Name:

If you wish to exchange Eligible Awards, you must sign, date and submit, and we must receive, this Election Form by 5:00 p.m. Pacific Daylight Time, Monday, October 6, 2008. You may change your election to exchange Eligible Awards as often as you wish until 5:00 p.m. Pacific Daylight Time, Monday, October 6, 2008. At that time your election to exchange Eligible Awards, if any, in effect will become irrevocable, unless the Offer is extended by MGM MIRAGE in its sole discretion. You should read carefully the attached instructions forming part of the Terms and Conditions of the Offer.

•	Indicate your election for each Eligible Award in the appropriate box (“Exchange” or “Decline”).

•	Sign and date the election form and return to MGM MIRAGE by one of the following methods:

•	faxing to: 702.632.9881

•	mailing (by regular or overnight mail) to:

Cathryn Santoro
Senior Vice President & Treasurer
MGM MIRAGE
3950 Las Vegas Boulevard South
Las Vegas, Nevada 89119

•	scanning and e-mailing to: mgmtreasury@mgmmirage.com

•	Election Forms SHOULD NOT be returned by hand delivery or intraoffice mail and MGM MIRAGE will not be responsible for any Election Forms that are not delivered as indicated above.

All questions about the Exchange Offer program should be directed to the MGM MIRAGE Stock Plan Service Center at 1-877-992-4644.

Eligible Awards
Shares
	Subject to	Exercise		RSUs
Option/SAR	Option/SAR	Price	Exchange	to be issued
Grant Date	Grant	(Per Share)	Ratio	in the Exchange	Exchange*	Decline*

					☐	☐
					☐	☐
					☐	☐

*	For each grant in the table above, if neither the “Exchange” nor “Decline” box is chosen, you will be considered to DECLINE the election to exchange Eligible Awards.

By signing and dating below, I acknowledge that I (1) have read and understand the documents that make up the Offer, including the Offer to Exchange Certain Outstanding Options and Stock Appreciation Rights for Restricted Stock Units and this Election Form; (2) that the Offer is subject to the terms of these documents as they may be amended; (3) that my participation in the Offer is voluntary; or (4) that by tendering my Eligible Awards pursuant to the procedures described in the Offer to Exchange I have accepted the terms and conditions of the Offer, which are controlling, absolute and final, subject to my rights of withdrawal and your acceptance of my tendered Eligible Awards in accordance with the Offer; and (5) your acceptance of my Eligible Awards tendered pursuant to the Offer constitutes a binding agreement between you and me upon the terms and subject to the conditions of the Offer.

Date	Signature

Time	Employee Name (please print)

INSTRUCTIONS
Forming Part of the Terms and Conditions of the Offer

1. Delivery of Election Form. MGM MIRAGE must receive your properly completed, duly signed and dated Election Form with the “Exchange” box checked for each Eligible Award you wish to exchange in the Offer, before the Offer expires at 5:00 p.m. Pacific Daylight Time, Monday, October 6, 2008. Any Election Form received after that time will not be accepted. If the Offer is extended beyond that time, you may submit your Election Form at any time until the extended expiration of the Offer. A self-addressed return envelope is included with the Offer materials for your convenience. If you do not use the envelope provided, you must address the envelope used to the person and address indicated on the Election Form.

The method of delivery is at your own option and risk. You are responsible for making sure that the Election Form is delivered in accordance with these instructions. You must allow for delivery time based on the method of delivery that you choose to ensure that we receive your Election Form on time.

2. Withdrawal of Election. Elections to exchange made pursuant to the Offer may be changed or withdrawn at any time prior to the expiration of the Offer. If the Offer is extended beyond that time, you may withdraw your election at any time until the extended expiration of the Offer. To withdraw your tendered Eligible Awards, you must deliver, and we must receive, a properly completed and duly signed and dated replacement Election Form before the offer expires at 5:00 p.m. Pacific Daylight Time, Monday, October 6, 2008. You must check the “Decline” box for any Eligible Awards you wish to withdraw Your tendered Eligible Awards will not be considered withdrawn until your properly completed and duly signed and dated replacement election form is received by the person whose name and address is indicated on the Election Form. If you miss this deadline but remain an employee of MGM MIRAGE, any previously tendered Eligible Awards that we accept will be cancelled and exchanged pursuant to the Offer. Any Eligible Awards that you withdraw will thereafter be deemed not properly tendered for purposes of the Offer unless and until you properly re-tender those Eligible Awards before the expiration date by again following the procedures described in these instructions regarding delivery of the Election Form.

3. Requests for Assistance or Additional Copies. If you have any questions about the Offer you may you may call the MGM MIRAGE Stock Plan Service Center at 1-877-992-4644. If you would like to request additional copies of the offer to exchange or this Election Form you may e-mail your request to mgmtreasury@mgmmirage.com. We will provide the copies promptly at our expense.

4. Determination of Validity. Only eligible employees, as defined in the offer to exchange which accompanied your Election Form, may participate in the Offer. If you cease to be an eligible employee after you tender Eligible Awards, but prior to acceptance of your Eligible Awards, your tender will be deemed invalid. We will determine, in our sole discretion, the number of shares subject to Eligible Awards and all questions as to form of documents and the validity, form, eligibility (including time of receipt) and acceptance of any tender of Eligible Awards. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of Eligible Awards that we determine are not in the appropriate form or that we determine are unlawful to accept or are not timely tendered. Subject to Rule 13e-4 under the Exchange Act, we also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Eligible Awards or any particular eligible employee. No tender of Eligible Awards will be deemed to have been properly made until all defects or irregularities have been cured by the tendering eligible employee or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice.

5. Additional Documents to Read. You should be sure to read the offer to exchange, which accompanied the Election Form, and the MGM MIRAGE 2005 Omnibus Incentive Plan before deciding whether to participate in the Offer.